UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(AMENDMENT No.  )
SCHEDULE 13D
Under the Securities Exchange Act of 1934

JAMES RIVER COAL COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

470355207
(CUSIP Number)

James Forbes Wilson	with a copy to:
Carl Marks Management Company, L.P.	Allen B. Levithan, Esq.
900 Third Avenue, 33rd Floor	Lowenstein Sandler PC
New York, New York 10022	65 Livingston Avenue
(212) 909-8444	Roseland, New Jersey 07068
(973) 597-2424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	470355207
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carl Marks Management Company, L.P.*
2. (a) ☐ (b) ☒	Check the Appropriate Box if a Member of a Group (See Instructions)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 2,751,652 Shares of Common Stock 8. Shared Voting Power: 0 9. Sole Dispositive Power: 2,751,652 Shares of Common Stock 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,751,652 Shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.0%
14.	Type of Reporting Person (See Instructions): PN

*See Item 2.

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Cusip No.	470355207
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew M. Boas*
2. (a) ☐ (b) ☒	Check the Appropriate Box if a Member of a Group (See Instructions)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 2,751,652 Shares of Common Stock 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 2,751,652 Shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,751,652 Shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.0%
14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

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Cusip No.	470355207
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Ruocco*
2. (a) ☐ (b) ☒	Check the Appropriate Box if a Member of a Group (See Instructions)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power: 0 8. Shared Voting Power: 2,751,652 Shares of Common Stock 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 2,751,652 Shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,751,652 Shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.0%
14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

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Cusip No.	470355207
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Forbes Wilson*
2. (a) ☐ (b) ☒	Check the Appropriate Box if a Member of a Group (See Instructions)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 2,751,652** Shares of Common Stock 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 2,751,652** Shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,751,652** Shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.0%**
14.	Type of Reporting Person (See Instructions): IN
*See Item 2.
**Excludes (i) 10,000 shares of Common Stock of the Issuer that are issuable upon exercise of options that are not exercisable within sixty days of January 26, 2005 and (ii) 1,000 unvested, restricted shares of Common Stock of the Issuer that do not vest within sixty days of January 26, 2005.

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Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of James River Coal Company (the “Issuer”) and is being filed pursuant to Section 13d-2 under the Securities and Exchange Act of 1934, as amended. The principal executive offices of the Issuer are located at 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

Item 2.    Identity and Background.

(a)    This Schedule 13D is being jointly filed by (i) Carl Marks Management Company, L.P. (“CMMC”), a Delaware limited partnership, registered investment adviser and the sole general partner of (1) Carl Marks Strategic Investments, L.P. (“CMSI”), a private investment partnership that is the owner of certain of the shares of the Common Stock of the Issuer being reported on in this Schedule, and (2) Carl Marks Strategic Investments, III, L.P. (“CMSIIII”), a private investment partnership that is the owner of the remaining shares of the Common Stock of the Issuer being reported on in this Schedule, and (ii) the three individual general partners of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco and James Forbes Wilson.

(b)    The address of the principal office of CMMC and the business address of each of Messrs. Boas, Ruocco and Wilson is 900 Third Avenue, 33rd Floor, New York, New York 10022.

(c)    The principal business of CMMC is investment management, including the management of CMSI and CMSIIII. The principal business of each of Messrs. Boas, Ruocco and Wilson is acting as general partner of CMMC. Mr. Wilson is also a director of the Issuer.

(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Messrs. Boas, Ruocco and Wilson are each citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

In March 2003, the Issuer and all of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Middle District of Tennessee (the “Bankruptcy Court”). In January 2004, the Issuer filed with the Bankruptcy Court a plan of reorganization (the “Plan”). Subsequently, the Plan was accepted by the required percentage of creditors entitled to vote on the Plan and was confirmed by the Bankruptcy Court by its order entered in April 2004.  On May 6, 2004, the Issuer emerged from bankruptcy under the Plan.

The Plan provided for the conversion of the Issuer’s pre-petition secured claims into new secured notes (the “Secured Notes”) and Common Stock. The Secured Notes have a face value of $75,000,000, provide for the payment of interest at an annual rate of 9% and are secured by a second priority lien on substantially all of the Issuer’s assets (behind the security interest of Wells Fargo Foothill, Inc. (“Wells Fargo”) under the Issuer’s Senior Secured Credit Facility with Wells Fargo.) The Secured Notes are payable over seven years with principal repayments of $1,500,000 per quarter beginning June 30, 2006 and increasing to $2,500,000 per quarter beginning June 30, 2008. All remaining principal and interest under the Secured Notes is due May 6, 2011. Pursuant to the Plan, the Issuer issued 13,799,994 shares of its Common Stock to the holders of the pre-petition secured claims. (All references to shares of Common Stock in this Schedule 13D take into effect a two-for-one stock split effected by the Issuer as of October 22, 2004 in the form of a 100% stock dividend.) CMSI and CMSIIII received the shares of Common Stock reported herein, as well as Secured Notes, in exchange for the extinguishment of debt held by the CMSI and CMSIIII pursuant to the Plan.

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Item 4.   Purpose of Transaction.

The acquisition of the securities referred to herein is for investment purposes. None of the Reporting Persons has a present plan or intention which relates to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) - (b) Based upon the information contained in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 14, 2004, there were issued and outstanding 14,728,994 shares of Common Stock as of November 15, 2004. As of January 26, 2005, CMSI held 2,600,898 shares of Common Stock and CMSIIII held 150,754 shares of Common Stock. Thus, as of January 26, 2005, for the purposes of Reg. Section 240.13d-3, CMMC, in its capacity as the sole general partner of CMSI and CMSIIII, may be deemed to be the beneficial owner of the 2,751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII, constituting approximately 19.0% of the shares of Common Stock issued and outstanding as of that date. CMMC may be deemed to have sole voting and dispositive power over the 2,751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII.

In his capacity as a general partner of CMMC, Mr. Boas may be deemed to be the beneficial owner of the 2,751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII, constituting approximately 19.0% of the shares of Common Stock issued and outstanding as of January 26, 2005. Mr. Boas may be deemed to have shared voting and dispositive power over the 2,751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII.

In his capacity as a general partner of CMMC, Mr. Ruocco may be deemed to be the beneficial owner of the 2,751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII, constituting approximately 19.0% of the shares of Common Stock issued and outstanding as of January 26, 2005. Mr. Ruocco may be deemed to have shared voting and dispositive power over the 2,751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII.

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In his capacity as a general partner of CMMC, Mr. Wilson may be deemed to be the beneficial owner of the 2,751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII, constituting approximately 19.0% of the shares of Common Stock issued and outstanding as of January 26, 2005. Mr. Wilson may be deemed to have shared voting and dispositive power over the 2,751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII. In addition, Mr. Wilson owns 1,000 restricted shares of Common Stock, none of which vest within sixty days of January 26, 2005, and options to acquire 10,000 shares of Common Stock, none of which are exercisable within sixty days of January 26, 2005.

(c)    During the sixty days prior to January 26, 2005, there were no transactions in shares of Common Stock by CMSI, CMSIIII, the Reporting Persons or any person or entity controlled by any of them or any person or entity for which any of them possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The current members of the Issuer’s Board of Directors (the “Board”) were selected in accordance with the terms of the Plan.  The Board is comprised of five directors, divided into three classes.  Mr. Wilson is one of two Class II directors, each with terms expiring at the annual meeting of shareholders of the Issuer to be held in 2006.  Mr. Wilson will serve as a director of the Issuer until the expiration of his term or until his successor is elected and qualified.

The Issuer’s Amended and Restated Articles of Incorporation provide for the indemnification of each director and officer against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of the Issuer, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of criminal law.

The foregoing is a summary of certain indemnification provisions of the Issuer’s Amended and Restated Articles of Incorporation and is not a complete discussion of all provisions thereof. A copy of the Issuer’s Amended and Restated Articles of Incorporation is hereby incorporated by reference as Exhibit 1 hereto.

The Issuer has purchased directors’ and officers’ liability insurance policies.  Within the limits of their coverage, the policies insure (1) the directors and officers of the Issuer against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Issuer and (2) the Issuer to the extent that the Issuer indemnifies such directors and officers for losses as permitted under the laws of Virginia.

In addition, the Issuer has entered into Indemnification Agreements with its directors and certain of its officers (the “Indemnified Parties”).  Under the terms of the Indemnification Agreements, the Issuer is required to indemnify the Indemnified Parties against certain liabilities arising out of their services for the Issuer.  The Indemnification Agreements require the Issuer to:

(i)	indemnify each Indemnified Party to the fullest extent permitted by law;
(ii)	provide coverage for each Indemnified Party under the Issuer’s directors and officers liability insurance policy; and
(iii)	advance certain expenses incurred by an Indemnified Party.

The Indemnification Agreements provide limitations on the Indemnified Parties’ rights to indemnification in certain circumstances.

The foregoing is a summary of certain material provisions of the Indemnification Agreements and is not a complete discussion of all provisions of the Indemnification Agreements. A copy of the form of Indemnification Agreement is hereby incorporated by reference as Exhibit 2 hereto.

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In connection with the issuance of securities pursuant to the Plan, among other agreements, the Issuer, CMSI and CMSIIII, among others, entered into a Registration Rights Agreement, dated as of May 6, 2004 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is obligated to register CMSI’s and CMSIIII’s shares of Common Stock, among others, under the Securities Act of 1933 (the “Securities Act”) on the terms described below.  Each shareholder party to the Registration Rights Agreement, or their assignees, holding not less than 33% of the shares subject to registration rights may request in writing that the Issuer register the shares subject to registration rights by a “shelf” registration under the Securities Act.  The Issuer is obligated to use its best reasonable efforts to cause the registration statement to be declared effective as soon as practicable after the filing, and to keep the registration statement continuously effective until all shares registered thereunder have been sold.

If the Issuer proposes to file or file a registration statement under the Securities Act with respect to an offering by the Issuer for its own account of any Common Stock (other than a registration statement relating to shares to be issued in connection with a merger or other acquisition or with stock-based compensation arrangements), then the Issuer must give shareholders party to the Registration Rights Agreement the opportunity to register the number of shares subject to registration rights as each such holder may request (the “Piggyback Registration Right”).  If the proposed offering that triggers the Piggyback Registration Right is an underwritten offering, the Issuer may be required by the managing underwriter of such offering to limit the number of shares to be registered in the offering, and such limitation may decrease the number of shares subject to the Piggyback Registration Right.

Registration of the Issuer’s shares of Common Stock pursuant to the exercise of demand registration rights or the Piggyback Registration Right under the Securities Act will result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.  The Issuer has agreed to pay all registration expenses, other than underwriting discounts and commissions and other selling expenses, in connection with any such registration.

The foregoing is a summary of certain material provisions of the Registration Rights Agreement and is not a complete discussion of all provisions of the Registration Rights Agreement. A copy of the Registration Rights Agreement is hereby incorporated by reference as Exhibit 3 hereto.

Item 7.         Material to be Filed as Exhibits.

1.     Amended and Restated Articles of Incorporation of the Issuer, as Amended, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by the Issuer as of August 13, 2004.

2.    Form of Indemnification Agreement between the Issuer and its officers and directors, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer as of August 13, 2004.

3.    Registration Rights Agreement by and among the Issuer and the Shareholders identified therein, dated May 6, 2004, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by the Issuer as of August 13, 2004.

4.      Joint Filing Agreement.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2005

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CARL MARKS MANAGEMENT COMPANY, L.P.

By:	/s/ James Forbes Wilson
Name: James Forbes Wilson Title: General Partner

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

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EXHIBIT INDEX

1.  Amended and Restated Articles of Incorporation of the Issuer, as Amended, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by the Issuer as of August 13, 2004.

2.  Form of Indemnification Agreement between the Issuer and its officers and directors, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer as of August 13, 2004.

3.  Registration Rights Agreement by and among the Issuer and the Shareholders identified therein, dated May 6, 2004, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by the Issuer as of August 13, 2004.

4.   Joint Filing Agreement.
.

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EXHIBIT 4

Agreement Relating to Joint Filing of Statement on Schedule 13D

        This will confirm the agreement by and among the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Common Stock, $0.01 par value per share, of James River Coal Company, a Virginia corporation, is being filed on behalf of the undersigned.

        Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Date: January 26, 2005

CARL MARKS MANAGEMENT COMPANY, L.P.

By:	/s/ James Forbes Wilson
Name: James Forbes Wilson Title: General Partner

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson